Exhibit 99.1

Borr Drilling Limited Announces Second Quarter 2024 Results

Hamilton, Bermuda, August 14, 2024: Borr Drilling Limited ("Borr", "Borr Drilling" or the "Company") announces unaudited results for the three and six months ended June 30, 2024.

Highlights

•	Total operating revenues of $271.9 million, an increase of $37.9 million or 16% compared to the first quarter of 2024

•	Net income of $31.7 million, an increase of $17.3 million or 120% compared to the first quarter of 2024

•	Adjusted EBITDA of $136.4 million, an increase of $19.6 million or 17% compared to the first quarter of 2024

•	Year to date of report, the Company has been awarded fourteen new contract commitments, representing 3,537 days and $651 million of potential contract revenue

•	In August, the Company raised $150 million of additional principal amount of debt under the 2028 Senior Secured Notes to finance the delivery of the newbuild "Vali"

•	On August 14, 2024, the Board declared a cash dividend of $0.10 per share for the second quarter of 2024 to be paid on or about September 6, 2024

CEO, Patrick Schorn commented:

"The second quarter operational performance has been strong, with a technical utilization rate of 99.2% and an economic utilization rate of 98.4%. As a result, we have generated $253 million in adjusted EBITDA year-to-date, positioning us well to meet our full-year 2024 Adjusted EBITDA guidance of $500 to $550 million.

In terms of contracting, we've continued to secure new contracts at accretive day rates, including the recently announced long-term contract for the "Arabia I" in Brazil. I'm particularly pleased that, following the unexpected suspension in Saudi Arabia, we successfully obtained a replacement contract that should be advantageous for the coming four years due to its higher day rate and longer contract duration. As a result, all our 22 delivered rigs are again contracted, with only a few days left remaining available in 2024. Looking ahead to 2025, we currently have about 73% of our capacity contracted, which aligns with our expectations for this time of the year.

Regarding our newbuilds, we anticipate taking delivery of the "Vali" later this week. We're pleased to report that we are in the final stages of assigning this rig to a previously announced contract in Africa. The "Var", our final newbuild, remains on schedule for delivery in late Q4 2024, and we remain optimistic about securing a contract for it by the time of delivery.

From a financial perspective, the year is progressing largely as we anticipated. While the suspensions in Saudi Arabia have had some negative impact, this has been more than compensated by better-than-expected pricing on our new contracts. Additionally, the market is gradually absorbing the excess supply caused by these suspensions. Looking ahead, we foresee a continued tight market for premium assets, leading to sustained better pricing. The global jack-up rig fleet's age profile, with 30% of the rigs being over 35 years old, is expected to drive incremental retirements. Coupled with the fact that no new rigs have been ordered in the past decade, these conditions create a favourable environment for our company, which operates the youngest fleet of 24 premium rigs in the industry.

From a cash standpoint, we are well-positioned for the future. We have an undrawn $150 million revolving credit facility (RCF), a $45 million guarantee facility, and nearly $200 million in cash at the end of the quarter. In 2024, we will complete our capex program related to the newbuild rigs, enabling us to further enhance shareholder returns through additional dividends and/or share buybacks, with $100 million still available under the current buyback authorization. The Board has approved a quarterly dividend of $0.10 per share for Q2 2024, which was doubled in Q1 2024, amounting to approximately $100 million in annual dividends.

After the close of the quarter, we secured an additional $150 million loan through our 2028 Senior Secured Notes to fund the delivery of the newbuild "VaIi". Although seller's financing was an available alternative, leveraging our existing bond proved to be a more cost-effective solution. This approach also helps maintain a streamlined capital structure, with a single bond covering both the 2028 and 2030 maturities.

While the market has experienced some turbulence, we have successfully maintained steady and predictable performance. Our outlook for 2025 and beyond remains unchanged, and we are confident this will enable us to consistently deliver increased earnings and incremental returns for our shareholders."

Conference Call

A conference call and webcast is scheduled for 15:00 CEST (9:00 AM New York Time) on Thursday 15 August, 2024 and participants are encouraged to dial in 10 minutes before the start of the call.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link: https://edge.media -server.com/mmc/p/oog8fcz6

b)    Conference Call

Please use the below link to register for the conference call, https://register.vevent.com/register/BI5537d561434e4a0482d85516e384dbe1

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

The complete Earnings Report and Fleet Status Report are enclosed.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208